Exhibit 99.2

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Aeroméxico January 2026 Traffic Results

Mexico City, Mexico, February 5, 2026 – Grupo Aeroméxico S.A.B. de C.V. (NYSE: AERO & BMV: AERO) (“Aeroméxico”) reports its January 2026 operational results:

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Grupo Aeroméxico transported 2 million and 53 thousand passengers in January 2026, a 1.8% year-over-year decrease. International passengers increased by 2.7%, while domestic passengers decreased by 4.2%.

•	Aeroméxico’s total capacity, measured in available seat miles (ASMs), decreased by 2.3% year-over-year. International ASMs decreased by 1.7%, while domestic capacity decreased by 3.6% year-over-year.

•	Demand, measured in passenger miles (RPMs), increased by 1.1% year-over-year. International demand increased by 3.8%, while domestic demand decreased by 5.0%, both figures compared to January 2025.

•	Aeroméxico’s January 2026 load factor was 87.0%, a 2.9 p.p. increase as compared to January 2025. International load factor increased by 4.7 p.p., and domestic load factor decreased by 1.2 p.p.

Andrés Conesa, Chief Executive Officer stated: “January traffic results confirm the recovery momentum built in recent months. After external shocks impacted demand early in 2025, we responded decisively by realigning capacity from the second quarter onward. With strong load factors in January, we demonstrated disciplined and agile network management. Capacity is expected to resume its growth trajectory in the second quarter of 2026, reinforcing our confidence as we enter the year with a balanced strategy focused on sustainable growth and disciplined execution.”

	January
	2026	2025	Var vs 2025
Passengers (itinerary + charter, thousands)
Domestic	1,298	1,355	-4.2%
International	755	735	2.7%
Total	2,053	2,090	-1.8%
ASMs (itinerary + charter, millions)
Domestic	892	925	-3.6%
International	2,111	2,148	-1.7%
Total	3,003	3,073	-2.3%
RPMs (itinerary + charter, millions)
Domestic	740	779	-5.0%
International	1,874	1,805	3.8%
Total	2,614	2,584	1.1%
Load Factor (itinerary, %)			p.p.
Domestic	83.0%	84.2%	-1.2
International	88.8%	84.0%	4.7
Total	87.0%	84.1%	2.9

Figures may not sum to total due to rounding.

The information included within this report has not been audited and does not provide information on the Company’s future performance. Aeromexico’s future performance depends on many factors and it cannot be inferred that any period’s performance or its year-over-year comparison will be an indicator of similar future performance.

Glossary:

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“RPMs” Revenue Passenger Miles represent one revenue-passenger transported one mile. This includes itinerary and charter flights. The total RPMs equals the number of revenue-passengers transported multiplied by the total distance flown.

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“ASMs” Available Seat Miles represent the number of available seats multiplied by the distance flown. This metric is an indicator of the airline’s capacity. It equals one seat offered for one mile, whether the seat is used.

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“Load Factor” equals the number of passengers transported as a percentage of the number of seats offered. It is a measure of the airline’s capacity utilization. This metric considers the total passengers transported and total seats available in itinerary flights only.

•	“Passengers” refers to the total number of passengers transported by the airline.

This press release contains certain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,”, “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. The Company is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Grupo Aeroméxico

Grupo Aeroméxico, S.A.B. de C.V., is a holding company whose subsidiaries are engaged in commercial aviation in Mexico and in the promotion of passenger loyalty programs. Aeroméxico, Mexico’s global airline, operates primarily out of Terminal 2 of the Mexico City International Airport. Its destination network extends across Mexico, the United States, Canada, Central America, South America, Asia, and Europe. Aeroméxico’s current operating fleet includes Boeing 787 and 737 aircraft, as well as Embraer 190. Aeroméxico is a founding member of SkyTeam, an alliance celebrating 25 years and offering connectivity across more than 145 countries through its 18 partner airlines.

www.aeromexico.com

www.skyteam.com

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